Exhibit 99.1

eLong Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

BEIJING, August 3rd, 2015 /PRNewswire/ -- eLong, Inc. (Nasdaq: LONG), a leading mobile and online travel service provider in China, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter, dated August 3rd, 2015, from Tencent Holdings Limited (“Tencent”), proposing a “going-private” transaction (the “Transaction”) to acquire all outstanding ordinary shares (the “Shares”) of eLong, Inc. (the “Company”) not already beneficially owned by TCH Sapphire Limited which is a wholly owned subsidiary of Tencent, the major shareholders in the Company accounting for at least 70% in voting power of the Company (the “Majority Stockholders”) and certain members of Company management (the “Company Management”), for $18 in cash per American depositary share of the Company (“ADS”), each representing two (2) Shares. The proposed purchase price represents a premium of approximately 24.1% to the closing trading price of the Company’s ADS on July 31, 2015, the last trading day prior to the date hereof and a premium of 20.3% to the volume-weighted average closing price during the last 30 trading days.

Tencent’s proposal is conditioned upon the Majority Stockholders agreeing to support, and to roll their existing equity in the Company into, the Transaction. Tencent intends to seek the support of the Majority Stockholders for this proposal and to negotiate definitive agreements for the participation of the Majority Stockholders in the Transaction concurrently with the completion of due diligence and the negotiation of definitive documentation for the Transaction. Tencent also intends to invite the Company Management to join in the proposed Transaction.

Tencent currently beneficially owns 5,038,500 high-vote ordinary shares and 6,031,500 ordinary shares, representing approximately 15.0% of the aggregate voting power of the Company.

According to the proposal letter, Tencent intends to finance the Transaction with a combination of new and rollover equity capital funded by Tencent, Company Management and the Majority Stockholders. A copy of the proposal letter is attached as Annex A to this press release.

The Board intends to form a special committee composed entirely of independent and disinterested directors to consider Tencent’s non-binding proposal, and plans to authorize the special committee to retain legal and financial advisors to assist it in evaluating the Transaction.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board has just received the non-binding proposal letter from Tencent and no decisions have been made with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made by Tencent, that any agreement will be executed or that the Transaction or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Safe Harbor Statement

This press release may contain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. We caution you that there are risks associated with such forward-looking statements, including the risk that neither a transaction based on Tencent’s non-binding proposal nor any comparable transaction will be completed.

Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG) is a leader in mobile and online accommodations reservations in China. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets, through convenient mobile and tablet applications (m.eLong.com), websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews. eLong’s largest shareholders are Ctrip.com International, Ltd. (Nasdaq: CTRP); Keystone Lodging Holdings Limited and Plateno Group Limited together; and Tencent Holdings Ltd. (HKSE: 0700).

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

Annex A

Non-binding Proposal Letter from Tencent

August 3rd, 2015

The Board of Directors
eLong, Inc.
Xingke Plaza, Tower B, Third Floor
10 Middle Jiuxianqiao Road,
Chaoyang District, Beijing 100015
People’s Republic of China

Dear Directors:

Tencent Holdings Limited, on behalf of its wholly owned subsidiary TCH Sapphire Limited (collectively, “Tencent” or “we”) is pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the “Shares”) of eLong, Inc. (the “Company”) not already beneficially owned by Tencent, the Majority Stockholders (as defined below) and certain members of Company management (the “Company Management”), in a going private transaction (the “Transaction”).

Our proposed purchase price for each American depository share of the Company (“ADS,” each representing two (2) Shares) is $18.0 in cash. We believe that our proposal provides an attractive opportunity for the Company’s shareholders. Our proposed purchase price represents a premium of approximately 24.1% to the closing trading price of the Company’s ADS on July 31, 2015, the last trading day prior to the date hereof and a premium of 20.3% to the volume-weighted average closing price during the last 30 trading days.

Our proposal is conditioned upon the major shareholders in the Company accounting for at least 70% in voting power of the Company (the “Majority Stockholders”) agreeing to support, and to roll their existing equity in the Company into, the Transaction. We intend to seek the support of the Majority Stockholders for this proposal and to negotiate definitive agreements for the participation of the Majority Stockholders in the Transaction concurrently with the completion of due diligence and the negotiation of definitive documentation for the Transaction.

We also intend to invite the Company Management to join in the proposed Transaction.

Tencent currently beneficially owns 5,038,500 high-vote ordinary shares and 6,031,500 ordinary shares, representing approximately 15.0% of the aggregate voting power of the Company.

The terms and conditions upon which Tencent is prepared to pursue the Transaction are set forth below.

1.      Purchase Price. The consideration payable for each ADS will be $18.0 in cash, or $9.0 in cash per Share (in each case other than those ADSs, ordinary shares or high vote ordinary shares beneficially owned by the Majority Stockholders and Company Management).

2.      Financing. We intend to finance the Transaction with a combination of new and rollover equity capital funded by Tencent, Company Management and the Majority Stockholders. We do not anticipate requiring debt financing to consummate the Transaction.

3.      Due Diligence. We are prepared to move expeditiously to complete the proposed Transaction as soon as practicable. We have engaged Paul, Weiss, Rifkind, Wharton & Garrison LLP as our legal counsel and believe that, with the full cooperation of the Company, we can complete customary legal, financial and accounting due diligence for the Transaction, in a timely manner and in parallel with discussions on the definitive agreements. We would like to ask the board of directors of the Company (the “Board”) to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business subject to a customary form of confidentiality agreement.

4.      Definitive Documentation. Assuming the support of the Majority Stockholders and Company Management and our satisfaction with the results of our due diligence investigation, we are prepared to promptly negotiate and finalize the definitive agreements (the “Definitive Agreements”) providing for the Transaction and for the rollover among Tencent, Company Management and the Majority Stockholders. This proposal is subject to the execution of the Definitive Agreements. We expect that such Definitive Agreements with respect to the Transaction will contain representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5.      Process. We believe the Transaction will provide superior value to the Company’s public shareholders. We recognize that the Board will evaluate the Transaction independently before it can make its determination to endorse it. Given the involvement of Tencent and the potential involvement of Company Management and the Majority Stockholders, we expect that the independent, disinterested members of the Board will proceed to consider the proposed Transaction. In considering this proposal, you should be aware that we are interested only in acquiring outstanding Shares that Tencent, the Company Management and the Majority Stockholders do not already beneficially own.

6.      Confidentiality. Tencent will, as required by law, promptly file an amendment to its Schedule 13D to disclose this proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

7.      No Binding Commitment. This proposal is not a binding offer, agreement or an agreement to make a binding offer. This letter is a preliminary indication of interest by Tencent and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of Definitive Agreements, and then will be on the terms and conditions provided in such documentation.

In closing, Tencent would like to express its commitment to working together to bring this proposed Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

TENCENT HOLDINGS LIMITED

By:	/s/ James Mitchell
Name:	James Mitchell
Title:	Chief Strategy Officer

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